237 Park Avenue
New York, New York
10017.3142 USA
Tel	212.880.6000
Fax	212.682.0200

www.torys.com

September 11, 2009

VIA EDGAR/CORRESPONDENCE

Tim Buchmiller
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Hydrogenics Corporation
Amended Registration Statement on Form F-4
Amended August 20, 2009
File No. 333-160551

Dear Mr. Buchmiller:

On behalf of our client, Hydrogenics Corporation (the “Company”), we respond to the Staff’s comment letter, dated September 3, 2009, relating to the Company’s Amended Registration Statement on Form F-4 (“Amendment No. 1”).  Algonquin Power Income Fund (“APIF”) has been involved in the preparation of this response letter and has verified the information contained in this response letter relating to APIF and its affiliates.

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter in italics, and include under each comment the Company’s response.

Comparative per Share Data, page 18

1.                                       Please refer to prior comment 8.  Please also tell us how you considered Item 3(f) of Form F-4 in determining not to present pro forma per share information within the disclosures of your comparative per share data on page 18. With respect to the pro forma per share information, if required, please also consider our prior comment with respect to presenting pro forma information to reflect both Scenarios I and II for the CD exchange offers.

Response

The Company has provided amended pro forma information on page 18 of Amendment No. 2 to include pro forma per share information for the Unit Exchange and for both Scenarios I and II for the CD exchange offers.

Circular, page 32

Documents Incorporated by Reference and Other Information, page 32

2.                                       We note that Amendment No. 1 to your Form 20-F, which you incorporate by reference, only includes your consolidated financial statements and certain other corrections. Please tell us why you did not incorporate by reference your Form 20-F as filed on June 30, 2009 and included in Appendix A.

Response

The Company has filed, concurrently with this letter, an amendment (“Amendment No. 2”) on Form F-4/A, to amend its Registration Statement on Form F-4. On page 32 of Amendment No. 2, the Company has specifically incorporated by reference: (i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2008, and (ii) Amendment No. 1 to the Annual Report on Form 20-F of the Company for the year ended December 31, 2008.

Comparison of Rights, page 44

3.                                       We note that in your response to prior comment 14 you indicate that your by-laws are filed as exhibit 1.2 to the 2008 Form 20-F which appears to be correct. The Exhibit Index to Amendment No. 1 to your Form F-1 incorporates the by-laws by reference to the initially filed Form F-4, and the originally filed Form F-4 indicates that the by-laws were filed as an exhibit to a Form 6-K filed on June 30, 2009, which does not appear to be correct. Please revise your Exhibit Index to reference to correct location where the by-laws can be found. Also, please confirm our understanding that the currently filed articles of incorporation, as amended, and the currently filed by-laws will be those in effect upon the consummation of the transactions contemplated by the filing. If revised articles of incorporation or revised bylaws will be in effect upon such consummation, please file the form of those articles or bylaws as exhibits to your filing.

Response

The Company has included in the Exhibit Index in Amendment No. 2 a reference to the correct location where the by-laws can be found.

Upon the consummation of the transactions contemplated by the filing, the Company will file articles of arrangement pursuant to the Canada Business Corporations Act. The Company has filed the form of such articles of arrangement as exhibit 3.4 to Amendment No. 2. The currently filed by-laws of the Company will be those in effect upon the consummation of the transactions contemplated in the filing.

Certain U.S. Federal Income Tax Considerations, page 65

4.                                       We note your response to prior comment 16, however the caption to this section still refers to “certain” considerations. Please revise here and throughout your filing where you reference “certain” U.S. federal income tax considerations to make it clear that you have addressed all material U.S. federal income tax considerations.

Response

The Company has revised the caption in Amendment No. 2 to read “Material U.S. Federal Income Tax Considerations” and throughout Amendment No. 2 to make it clear that the disclosure in Amendment No. 2 addresses all material U.S. federal income tax considerations.

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If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (212) 880-6010, by fax at (212) 682-0200 or by e-mail at abeck@torys.com.

Very truly yours,

/s/ Andrew J. Beck

Andrew J. Beck

cc:	Andri Boerman
Kaitlin Tillan
Ruairi Regan
(U.S. Securities and Exchange Commission)

Lawrence Davis
(Hydrogenics Corporation)

David Bronicheski
(Algonquin Power Income Fund)

John Emanoilidis
Danial Lam
(Torys LLP)